December 9, 2016

Jaea Hahn

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust – Princeton Long/Short Treasury Fund

Dear Ms. Hahn:

On September 30, 2016, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Princeton Long/Short Treasury Fund (the "Fund") a series of the Registrant, filed Post-Effective Amendment No. 875 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Jaea Hahn provided the following comments on November 15, 2016 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

1.                  Comment: Please provide and/or complete and missing or bracketed information in the definitive proxy statement.

Response: All missing or bracketed information will be completed in the Fund’s next post-effective amendment statement.

2.                  Comment: Please note that the Registrant and management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant so notes.

3.                  Comment: Given the Fund’s name and that “Long/Short” implies an equity based strategy, please supplementally provide an analysis of why the fund’s name is appropriate under Rule 35d-1.

Response. The Registrant disagrees that the term “long/short” in a fund’s name necessarily suggests an equity strategy for a fund. The Registrant notes that there are several funds in the marketplace which use the “Long/Short” description in their name to qualify the asset class in which they invest (e.g., “Long/Short Equity Fund”, “Long/Short Fixed Income Fund”). Accordingly, the Registrant believes that the Fund’s name is appropriate given that the Fund’s returns will be primarily driven by its exposure long and short exposure to Treasury futures.

4.                  Comment. Because the Fund will invest primarily in instruments that are not securities, please supplementally provide a legal analysis as to why it is appropriate for the fund to be a registered investment company under Section 3(a) of the Investment Company Act of 1940

Response. While the Fund seeks to achieve some of its returns through futures contracts, its allocation of assets and holding itself out as an investment company puts it squarely within the Investment Company Act ("1940 Act") definition of investment company. In relevant part, the 1940 Act defines an investment company using an "or" construction. That is investment company means any issuer which—

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Specifically, the Fund holds itself out as being engaged primarily in the business of investing in securities; and proposes to acquire securities having a value exceeding 40% of the value of such issuer's total assets. The Fund will invest approximately all its assets in securities. As noted in the principal strategy disclosure "…the Fund will also allocate a portion of its assets to fixed income securities. The Fund may invest directly or indirectly in fixed income securities of any maturity. Such fixed income investments will be rated investment grade by Standard & Poor's or Moody's at the time the investment is made. The Fund may invest directly in U.S. Treasury bonds. The Fund may also invest in exchange traded funds ("ETFs"), money market funds or open end mutual funds, including affiliated mutual funds (collectively, "Underlying Funds") whose principal investment strategy is to invest primarily in investment grade fixed income securities of U.S. issuers of any size, including smaller issuers."

Consequently, the Fund believes it qualifies as an investment company under either approach.

5.                  Comment. Due to the extent that the fund will be invested in non-securities, please confirm if the Fund will be subject to CFTC Rule 4.5. If so, will being subject to CFTC Rule 4.5 affect the Fund’s operations or subject shareholders to any additional risks.

Response. In the event that the Fund is deemed to be a commodity pool for the purposes of CFTC compliance, the Registrant does not believe that being a commodity pool will subject the Fund’s shareholders to additional risks or affect Fund operations.

6.                  Comment: Please consider revising the fund’s investment objective to delete capital appreciation.

Response. The Registrant believes that its current investment objective is appropriate as the Fund’s returns will be primarily driven by an increase in the value of Treasury futures when the Fund is long such futures and by declines when the Fund is short.

7.                  Comment. Please explain why capital appreciation is an appropriate investment objective for the Fund.

Response. Please see response to Comment 6.

8.                  Comment. Please confirm that the Fund’s net assets, not notional amounts, will be used to calculate the investment management fee

Response. The Registrant so confirms.

9.                  Comment. Please provide disclosure regarding the use of options in Items 4 and 9 of the prospectus.

Response. Other than to gain exposure to the private investment vehicle that invests long and short in US Treasury futures, the Fund will not otherwise invest in options. Accordingly, the Registrant believes that existing disclosure is appropriate.

10.              Comment. Please revise the footnote regarding the Fund’s expense limitation agreement such that any recapture will be limited to the lesser of the expense cap at the time of the waiver and the cap at the time of reimbursement.

Response. The pertinent section of footnote has been revised as follows:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of fiscal year during which the fees were waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits at the time of waiver or reimbursement or the then-current expense limits at the time of recoupment.

11.              Comment. Because the ProfitScore Index is a daily index, please provide risk disclosure regarding portfolio turnover.

Response. The following disclosure has been added as a principal risk:

Turnover Risk: A higher portfolio turnover may result in higher transactional and brokerage costs associated with the turnover which may reduce the Fund's return, unless the portfolio assets traded can be bought and sold without corresponding commission costs. Active trading may also increase the Fund's realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

12.              Comment: Please clarify that the Fund is not an index fund and state whether the fund’s proposed fixed income investments will be held for the purposes of generating income or for collateral purposes.

Response. The following disclosure has been added to the principal investment strategy section:

“While the Fund’s exposure to US Treasury futures is based upon the Index, the Fund itself is not an index fund.”

and

“The Fund also allocates a portion of its assets to fixed income securities for the purpose of generating income. “

13.              Comment. Please state if the ProfitScore Index is an arbitrage strategy.

Response. The Adviser does not believe that the ProfitScore Index reflects an arbitrage strategy. Like many other actively managed funds, the Funds seeks capital appreciation through changes in the value of a certain asset class ( in this case, Treasury futures). The Adviser believes that the ProfitScore Index provides a unique and effective way to generate capital appreciation.

14.	Comment. Please explain the relationship between ProfitScore and the Fund, including whether the Fund will be paying any licensing fee to Profit Score, will ProfitScore manage Fund assets, and if there will be a swap between the Fund and Profit Score.

Response. ProfitScore will not manage Fund assets directly. The Fund may seek to gain exposure to the returns of the ProfitScore Index developed for the Fund by means of a swap or option on a commodity pool that is advised or subadvised by ProfitScore or by directly investing in such commodity pool.

15.	Comment. Please clarify if the Fund intends to invest directly or indirectly in derivatives.

Response. The Fund’s principal investment strategy is to seek exposure to Treasury futures. However, the Fund will invest directly in Treasury futures. The Fund will achieve this exposure through investment in a commodity pool that invests in Treasury futures or a swap or option on this commodity pool.

16.	Comment. To the extent that the Fund will invest directly in Treasury futures, please provide and limitations or ranges of investment.

Response. The Fund does not intend to invest in Treasury futures directly.

17.	Comment. Please clarify if the Fund will take steps to ensure that that income from non-securities will not be considered disqualifying income for tax purposes.

Response. The Fund will take the appropriate steps to ensure that any disqualifying income it may receive as a result of its investments is less than 10% of its gross income.

18.	Comment. With respect to the private investment vehicle that the Fund may invest in, please discuss whether such vehicle will be a controlled foreign corporation or an unaffiliated entity.

Response. The commodity pool would not be a controlled foreign corporation of the Fund.

19.	Comment. Please explain the exemption from registration under the Investment Company Act of 1940 that the private vehicle will use.

Response. The private vehicle will be a commodity pool and thus not subject to registration under the Investment Company Act of 1940.

20.	Comment. Please disclose the percentage of the Fund’s assets that may be invested in the private vehicle.

Response. The Fund may invest up to 25% of its total net assets in the commodity pool.

21.	Comment. Please confirm if the Fund’s investment in the private vehicle will be limited to 15% of the Fund’s assets.

Response. Please see response to Comment 20.

22.	Comment. Please explain the proposed swap or option on the returns of the private vehicle.

Response. The following revised disclosure has been provided:

The Fund seeks to achieve its investment objectives primarily through exposure to long and short futures contracts on longer-term US Treasury securities (securities with maturities of 6 years or longer). The Fund may achieve such exposure to US Treasury futures by investing in a commodity pool that invests in such futures contracts or by entering into a swap or option with a counterparty on the returns of the commodity pool. The Fund may invest up to 25% of its total assets in commodity pools.

23.	Comment. If a swap on the ProfitScore Index is used, please confirm if the constituents of the ProfitScore Index will be disclosed on the Fund’s schedule of investments.

Response. The Registrant so confirms.

24.	Comment. Please disclose any applicable concentration policies and risks.

Response. The Fund does not intend to concentrate in any one industry or group of industries.

25.	Comment. Please add risk disclosure that an investment in the Fund is not a deposit and is not guaranteed by the FDIC or any other government agency.

Response. The requested change has been made. The following disclosure has been added:

An investment in the Fund is not a deposit and is not guaranteed by the FDIC or any other government agency.

26.	Comment. Please add additional tax risk disclosure related to derivative investments.

Response. The following disclosure addresses the tax treatment of US Treasury futures contracts:

The capital gains generated by the Fund’s futures strategy are expected to be 60% long term capital gains and 40% short term capital gains as we believe the options or futures contracts are Section 1256 contracts under the Internal Revenue Code.

27.	Comment. Please discuss leverage risk due to the Fund’s arbitrage strategy.

Response. The Registrant does not believe that leverage risk is a principal investment risk of the Fund. The adviser does not consider the Fund’s strategy to be an arbitrage strategy with inherent leverage risks.

28.	Comment. Please explain why tracking error is a principal investment risk of the Fund.

Response. Given that the Fund is not an index fund, tracking error has been deleted as a principal risk of the Fund.

29.	Comment. Please delete the reference to the ProfitScore website in the performance section of the prospectus.

Response. The requested deletion has been made.

30.	Comment. Please delete the references to prior fiscal year ends in the allocation of brokerage disclosure in the SAI.

Response. The requested deletion has been made.

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If you have any questions concerning this letter, please contact Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla